Item 1.01 Exhibit
Astronics Corporation
Conflict Minerals Report
For the Year Ended December 31, 2023
This report for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD that includes a description of those due diligence measures.
The report presented herein is not audited as provided by the April 2014 public statement made by the SEC Division of Corporation Finance.
Company Overview
Astronics Corporation is a leading supplier of advanced technologies and products to the global aerospace and defense industries. Our products and services include advanced, high-performance electrical power generation and distribution systems, seat motion solutions, lighting and safety systems, avionics products, aircraft structures, systems certification, and automated test systems.
Conflict Minerals Policy
We have adopted the following conflict minerals policy, which is posted on our website: http://www.astronics.com/about/conflict-minerals.
Astronics’ Conflict Minerals Policy is to only use tin, tungsten, tantalum, or gold whose source can be traced to scrap/recycled materials or smelters and refiners that are conformant with the Responsible Minerals Initiative‘s (“RMI”) Responsible Minerals Assurance Process (“RMAP”). Astronics encourages the use of responsibly mined minerals from the Democratic Republic of the Congo and adjoining countries.
We are committed to working with our complex supply chain to ensure compliance with the Act; we are engaged with our suppliers and our contracts with them include or will include conflict mineral due diligence and reporting requirements. As our due diligence efforts develop, if we become aware of instances where minerals in our supply chain potentially finance the conflict, as defined in the SEC’s conflict minerals rule, we will work with our suppliers to find alternate sources.

Item 1.01 Exhibit
Reasonable Country of Origin Inquiry
Consistent with the requirements of the Rule, we conducted in good faith a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether or not any of the necessary conflict minerals in our products originated in the Covered Countries or were from recycled or scrap sources. To conduct our RCOI and obtain sourcing information from our direct suppliers, we used the RMI Conflict Minerals Reporting Template (“CMRT”). We requested this information from our direct suppliers that may use necessary 3TG in their products that Astronics sources to determine whether any of these materials originated in the Covered Countries. We have not identified any instances in which our sourcing of necessary 3TG directly or indirectly financed or benefited armed groups in the Covered Countries.
Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.
We have taken measures to identify the source of conflict minerals used in our products. These measures include:
- Publicly communicating our conflict minerals policy.
- Including conflict minerals requirements in our purchasing documents to direct suppliers.
- We use the CMRT to review our direct suppliers’ due diligence activities, such as whether they have a conflict minerals policy, and require their own suppliers to source from processing facilities validated by the RMAP independent audit program.
- We use the CMRT to identify conflict minerals processing facilities when reported in our supply chain by our direct suppliers and obtain country of origin, when available.
- We file an annual report with the SEC on Form SD that includes a Conflict Minerals Report.
We conducted a survey of our suppliers in the fourth quarter of 2023 using the CMRT, which has become an industry standard and was developed to facilitate disclosure and communication of information on the source of 3TG. Questions included in the survey inquire as to a company’s conflict minerals policy, its due diligence process and information about its supply chain such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities. With the assistance of Green Status Pro, a third-party resource for data analysis, the submitted CMRTs were reviewed for accuracy and validity. Green Status Pro's evaluation service was used to identify and evaluate smelter data against the data publicly provided by the RMI, including the listing of RMI-recognized Smelter or Refiners (“SOR”) and the status of SORs participating in the RMAP program.
It will take time for our suppliers to verify the origin of all the 3TGs that are included in the materials we purchase from them. The majority of responses that we received provided data at a broad, company-level and as such, the information provided may not be directly applicable to the specific products supplied to us. Additionally, our suppliers were not able to determine the country of origin of the minerals in their products. Our suppliers are often unable to represent to

Item 1.01 Exhibit
us the smelters or refiners they use as the source of the 3TGs included in the specific products supplied to us. Therefore, we only have partial information and are unable to provide smelter or refiner names in this report. Due to the complexity of our supply chain and our position downstream from the smelters and refiners, our suppliers continue to provide updated and more thorough responses each time we survey them. Follow-up with our suppliers is an on-going process.
We continually look to improve on our due diligence. As the SEC and OECD provide more guidance on this process, we will implement necessary measures to report on our conflict minerals status. We will work with our direct suppliers to get more relevant and complete data on the source and chain of custody of the conflict minerals used in our products. We will continue to refine the list of relevant suppliers. We will continue to further automate our process with Green Status Pro to help validate CMRT submissions, identify any contradictory answers in the CMRT, and to help improve the overall accuracy and usefulness of the data provided.
Our products require one or more of the conflict minerals either in their functionality or in their production. For the year ended December 31, 2023, we are unable to determine with certainty the origin of the 3TG contained in our products or to determine whether they came from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.